Item 77C

On October 29, 2003 a special meeting of the shareholders of Thomas White American Enterprise Fund ("Fund") was held to approve a Plan of Liquidation and Dissolution ("Plan") with respect to the Fund. At the meeting, 1,451,126.026 of the Fund's outstanding shares voted in favor of the Plan and 0 of the Fund's outstanding shares voted against the Plan.